ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-185051

December 6, 2012

Memorial Production Partners LP

Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated December 5, 2012 relating to these securities.

Issuer:	Memorial Production Partners LP (NASDAQ: MEMP)

Offering Size:	10,500,000 common units representing limited partner interests

Offering Price:	$17.00 per common unit

Option to purchase additional units:	1,575,000 additional common units (30 days)

Proceeds, including the proportionate capital contribution of the issuer’s general partner, net of underwriting discounts but before estimated offering expenses:	Approximately $171.5 million (excluding option to purchase additional common units) or approximately $197.3 million (including exercise in full of option to purchase additional common units)

Trade Date:	December 7, 2012

Settlement Date:	December 12, 2012

CUSIP:	586048100

Joint Book-Running Managers:	Raymond James & Associates, Inc. Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	Oppenheimer & Co. Inc. Sanders Morris Harris Inc. Wunderlich Securities, Inc.

Stabilizing Transactions:	Prior to purchasing the common units being offered pursuant to the preliminary prospectus, on December 6, 2012, one of the underwriters purchased, on behalf of the syndicate, 42,706 common units at an average price of $17.0023 per unit in stabilizing transactions.

Additional Information:

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting the underwriters at the following: Raymond James, Attn: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, FL 33716, Telephone: (800) 248-8863; Citigroup c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Email: BATProspectusdept@citi.com, Telephone: (800) 831-9146; BofA Merrill Lynch, Attention: Prospectus Department, 222 Broadway, New York, NY 10038, Email: dg.prospectus_requests@baml.com, Telephone: (866) 500-5408; Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Email: Barclaysprospectus@broadridge.com, Toll Free: (888) 603-5847; RBC Capital Markets, Attention: Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281, Telephone: (877) 822-4089 or Wells Fargo Securities, Attention: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152 Email: cmclientsupport@wellsfargo.com, Telephone: (800) 326-5897.